UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                       November
19, 2019


  Douglas L. Braunstein
  Managing Member
  HEC Master Fund LP
  570 Lexington Avenue, 35th Floor
  New York, New York 10022

           Re:     USA Technologies, Inc.
                   DFAN14A Definitive Addition Materials filing made on
Schedule 14A
                   Filed on November 18, 2019 by Hudson Executive Capital LP, et al.
                   File No. 001-33365

  Dear Mr. Braunstein,

           We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to the comment, we may have additional comments. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Definitive Additional [Soliciting] Materials filed under cover of Schedule
14A

  1. The substantive content of the instant DFAN14A submission purports to amend the
     Definitive Proxy Statement filed on November 15, 2019 under cover of
Schedule 14A using
     the EDGAR header tag DEFC14A. The representation that the "Supplement to the
     Definitive Solicitation Statement" amends the definitive proxy statement, however, may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. For purposes of amending the consent solicitation, the proxy statement, as defined in Rule 14a-1(g), has been codified at Rule 14a-101 by the U.S. Securities and
     Exchange Commission. That form bears an entry on the cover page that will enable the participants to make a revised disclosure identified as Amendment No. 1 to the Definitive
     Proxy Statement designated on EDGAR by the header tag DFRN14A. To the extent that the solicitation continues, and has not been suspended in light of the participants' decision to not accept executed consents at this time, please file the supplemental information contained in the DFAN14A together with any new, material information in an actual amendment to the definitive proxy statement and ensure that the proper box relating to "Definitive Proxy
     Statement" on the cover page of Schedule 14A has been selected. Refer to Rule 14a-9(a).
 Douglas L. Braunstein
HEC Master Fund L.P.
November 19, 2019
Page 2

         We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Richard M. Brand, Esq.